UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2007

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐           40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐                  No:   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: August 9, 2007

SIERRA WIRELESS, INC.

SECOND QUARTER REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

The second quarter was a period of strong growth, record quarterly revenue, record quarterly earnings, new product launches and business diversification.

We also strengthened our business model leverage, as we lowered operating expenses as a percentage of sales to 19.4% and delivered an operating margin of 7.6%, compared to 3.9% a year ago.

During the quarter, we launched our new USB and ExpressCard modems with a number of customers worldwide. These new products helped us expand our addressable market and broaden our product footprint in key customer channels.

We also completed our acquisition of AirLink Communications, Inc. (“AirLink”) – a supplier of high-value fixed and mobile wireless data solutions for industrial and public safety applications. Completed one month ahead of schedule on May 25, 2007, we believe this acquisition establishes us as a leader in the profitable rugged mobile market, diversifies our business into the growing machine-to-machine, or M2M, market and enhances our earnings power.

Q2 2007 Results Compared to Q2 2006

For the three months ended June 30, 2007, our revenue increased by 94% to $107.4 million, from $55.2 million in the second quarter of 2006. This increase reflects the positive impact of our new mobile broadband USB modems and ExpressCards, increased sales of our embedded modules and one month of revenue contribution from the AirLink business.

Gross margin for the second quarter of 2007 was $29.0 million, or 27.0% of revenue, compared to $18.9 million, or 34.1% for the same period in 2006. The decrease in gross margin percentage reflects a higher proportion of lower gross margin AirCard sales in our product mix and generally lower gross margins for our mobile computing products as we make the transition to a high volume, lower gross margin business model.  This decrease in our mobile computing product gross margin is partially offset by the addition of higher margin AirLink product lines. Second quarter operating expenses increased to $20.9 million, compared to $16.7 million in 2006, driven by new product development and launch expenses as well as the addition of AirLink expenses for one month.

Net earnings for the second quarter of 2007 increased 76.3% to $6.7 million, or $0.25 per diluted share, from $3.8 million, or $0.15 per diluted share, in the second quarter of 2006.

Our balance sheet remains strong, with $90.1 million of cash and short-term investments, which includes net cash of $11.5 million used in the acquisition of AirLink and the generation of $7.0 million of cash from operations.

Q2 2007 Results Compared to Guidance

Our second quarter results exceeded guidance levels. Revenue of $107.4 million was higher than our guidance of $94.0 million, which includes a one month contribution from AirLink. Earnings from operations of $8.1 million exceeded our guidance of $6.0 million. Net earnings of $6.7 million, or $0.25 per diluted share, were also better than our guidance of net earnings of $5.5 million, or $0.21 per diluted share.

Business Developments

The second quarter of 2007 included the following business developments:

•                  Our AirCard® 875U USB modem, which plugs directly into the USB port of laptop and desktop computers, became commercially available on the AT&T Broadband Connect network in North America and on the O2 network in the United Kingdom. We now have two HSDPA AirCard products available on each of these networks.

•                  Together with TELUS, we announced commercial availability of our AirCard 595U USB modem and MP 595 GPS in Canada for use on the TELUS high speed EV-DO Rev A service.

•                  ONE Austria selected our AirCard 875 PC card to provide mobile broadband connectivity for customers using its newly launched HSDPA network.

•                  The AirCard 597E ExpressCard and AirCard 595U USB modem became commercially available on the Sprint Mobile Broadband EV-DO Rev A network.  We now have three EV-DO Rev A AirCard products available from Sprint.

•                  We announced that two of our new AirLink intelligent modem products, the PinPoint X and Raven X, have been certified and are commercially available for use on the Verizon Wireless EV-DO Rev A network.

•                  Just after quarter end, we announced the commercial availability of the AirCard 595U USB modem and AirCard 597E ExpressCard for EV-DO Rev A with Telecom New Zealand.

Outlook

Our outlook for the balance of 2007 is very positive.  Our market continues to experience a strong rate of growth as high speed mobile broadband networks continue to be deployed around the world. We view these deployments, coupled with anticipated aggressive promotional activities, as important growth catalysts for our business.

We expect sales of our newer 3G USB, Express Card, embedded and MP ruggedized modem products to gain momentum through the balance of the year, and we are enthusiastic about the prospects for our new M2M products. The AirLink acquisition is already contributing positively to results and we expect this new business will be accretive to earnings in the third quarter. Development of products for the next-generation HSUPA networks also continues to progress well, and we expect to commence commercial shipments of our first HSUPA AirCard and embedded modules late in the third quarter of 2007. In addition, we have secured launch commitments for our HSUPA AirCard products from major operators in the U.S., Asia and Europe.

Overall, we expect that our current product portfolio, combined with new product introductions, further channel expansion and the addition of our newly acquired M2M business will drive continued revenue growth and improving profitability through the second half of 2007.

/s/ Jason W. Cohenour

Jason W. Cohenour

President and Chief Executive Officer

This report contains forward-looking information. These statements are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking information. These statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts. When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking information. Forward-looking information reflects our current expectations. The risk factors and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. These factors should be reviewed carefully and you should not place undue reliance on any forward-looking information. Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of August 7, 2007, has been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and machine-to-machine (M2M) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and high value fixed and mobile wireless data solutions for industrial, commercial and public safety applications. We also offer professional services to OEM customers during their product development, leveraging our expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other mobile computing devices. Our products and solutions connect people, their mobile computers and fixed terminals to wireless voice and mobile broadband networks around the world.

We believe that wide area wireless for mobile computing and wireless M2M are both rapidly growing markets.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans, growing customer awareness of mobile broadband and compelling return on investment rationale for users.  Given our extensive experience in wireless data, mobile computing and M2M, we believe that we are well positioned to benefit from the rapid growth in our key market segments.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications. Our rugged mobile and M2M products are primarily used in the public safety, oil & gas, utility and transaction processing markets.  We sell our products primarily through indirect channels, including wireless operators, value added resellers and OEMs.

During 2006, we launched eight new products, including our UMTS/HSDPA AirCard® 875, UMTS/HSDPA MC8775 embedded module, EV-DO Revision A AirCard 595 and EV-DO Revision A MC5725 embedded module.  These new product launches contributed significantly to our record annual revenue of $221.3 million for 2006.  We also expanded our global channels of distribution, adding important wireless operator channels like Orange, O2, Telefonica and Telstra, while solidifying our position with key existing customers such as AT&T (formerly Cingular Wireless), Sprint and Verizon.  We also expanded our OEM channels and, by the end of the 2006, had design wins with twelve PC OEM customers across multiple airlinks.

In the first quarter of 2007, we began commercial shipments of three new products, including our UMTS/HSDPA and CDMA EV-DO Rev A rugged mobile products and our UMTS/HSDPA USB modems.  We also introduced new AirCards and embedded modules for HSUPA networks that will offer significant speed advantages over current HSDPA networks.  During the second quarter of 2007, we began commercial shipments of our new CDMA EV-DO Rev A USB wireless modems and ExpressCards.

On May 25, 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless data solutions.  The acquisition is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions. The acquisition of AirLink also strengthens our position in the rugged mobile and M2M segments, both of which represent potentially high growth opportunities.  We paid cash consideration of $12.0 million and issued approximately 1.3 million common shares of Sierra Wireless to the shareholders of AirLink.  AirLink results for the period from May 25, 2007 until June 30, 2007 are included in our second quarter consolidated results and include AirLink revenue of $3.6 million, at a 50% gross margin, operating expenses of $1.1 million and operating earnings of $0.7 million.

Since the beginning of 2006, the Company has experienced considerable growth and has been profitable for seven consecutive quarters.

In the second quarter of 2007, our revenue increased 94% to a quarterly record of $107.4 million, compared to $55.2 million in the same period of 2006.  Gross margin for the second quarter of 2007 was 27.0%, compared to 34.1% in the same period of 2006.  We believe our mobile computing market has transitioned from a niche, low volume, high gross margin segment to a mainstream, higher volume, lower gross margin segment.  We have been able to transition our mobile computing business to this new industry model while expanding profitability.  Our mobile and M2M business is a more complex, solution oriented model and drives significantly higher gross margin.  Net earnings increased 77% to $6.7 million, or diluted earnings per share of $0.25 in the second quarter of 2007, compared to net earnings of $3.8 million, or diluted earnings per share of $0.15 in the same period in 2006.  Net earnings for the second quarter of 2007 and the second quarter of 2006 include stock-based compensation expense of $1.2 million and $1.0 million, respectively.

Our balance sheet remains strong, with $90.1 million of cash, cash equivalents and short-term investments, compared to $87.0 million at December 31, 2006. For the three months ended June 30, 2007, cash of $7.0 million was provided by operations, compared to cash provided by operations of $3.0 million in the same period of 2006.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of mobile broadband networks by wireless operators, technology transitions in both CDMA EV-DO and UMTS/HSDPA, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success PC OEMs achieve with sales of embedded solutions, our ability to compete effectively and our successful integration of AirLink. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.

We launched a considerable number of new products during 2006 and in the first half of 2007.  Our rejuvenated product line, expanded roster of sales channels, the addition of AirLink and strong market growth underpin our expectation of solid revenue growth and continued profitability in 2007.  Specific product development and business development initiatives during the second quarter of 2007 include:

AirCard Products:

PC Cards: In Europe, during the second quarter, our AirCard 875 became available for use on ONE Austria’s newly launched HSDPA network.  We are continuing to supply UMTS/HSDPA PC cards to debitel in Germany, Bouygues Telecom and Orange in France, O2 and Orange in the UK, Swisscom Mobile and sunrise in Switzerland, Telefonica in Spain and to several other operators in the region.

We began shipping our new CDMA EV-DO ExpressCards, built for notebook computers with ExpressCard expansion slots, with Sprint in North America and Telecom New Zealand in the Asia-Pacific region during the second quarter of 2007.

We introduced our PC cards and ExpressCards for HSUPA networks during the first quarter of 2007.  HSUPA AirCards offer significant speed advantages over our current HSDPA AirCards with a maximum theoretical downlink speed of up to 7.2 Mbps and uplink speed of up to 2 Mbps.

USB Wireless Modems:  Our USB wireless modems plug into the USB ports of both notebook and desktop computers.  Late in the first quarter of 2007, we began commercial shipments of our AirCard 875U for HSDPA networks to an operator in Latin America.  In the second quarter of 2007, we began commercial shipments of our AirCard 595U for EV-DO Revision A networks to Sprint and our AirCard 875U for HSDPA networks to AT&T and to O2 in the UK.  We also launched our AirCard 595U with Telecom New Zealand and Telus.

During the second quarter, shipments of our new USB modems were a significant contributor to our revenue growth.

Embedded Modules:

In late 2005, several leading notebook computer manufacturers commenced the integration of mobile broadband capability inside their products.  With this important market development, we believe that the opportunity for sales of embedded mobile broadband modules has increased considerably.  Our experience and track record in embedded wireless for mobile computing has allowed us to establish an early leadership position in providing embedded mobile broadband solutions to major PC OEM customers.

We have embedded module design wins with twelve PC OEM customers, including Lenovo, HP, Panasonic, Fujitsu-Siemens Computers, ASUSTeK Computers, Dialogue Technology Corp., Flipstart Labs and Itronix, a division of

General Dynamics.  Our design wins span multiple generations of both CDMA EV-DO and WCDMA technologies.  Nine of our PC OEM customers currently have commercially available products featuring our embedded mobile broadband solutions, representing approximately 47 distinct platform and airlink combinations.

In addition to our success with PC OEM customers, we continue to have a strong position with our non-PC OEM customers and have added design wins for fixed wireless terminal solutions as well.  In the first quarter of 2007, we announced that Cisco Systems selected our embedded modules for their Integrated Service Routers for enterprise disaster recovery and rapid deployment applications.  We also have design wins with Ericsson, Digi and others for fixed wireless terminal and router solutions.

We introduced our MC8780/8781 embedded modules for HSUPA networks during the first quarter of 2007 and expect to begin commercial shipments in the third quarter of 2007.

Rugged Mobile and M2M Products:

Our rugged mobile products are sold to public safety and field service organizations and are our highest gross margin products.  We experienced a decline in sales of products in this segment in 2006 as a result of not having 3G products to offer to our customers.  Late in the first quarter of 2007, we began initial commercial shipments of both our MP 595 for EV-DO Revision A networks and MP 875 for UMTS/HSDPA 3.6 Mbps networks.  The MP 595 is now certified for use on the Sprint Mobile Broadband Network and the MP 875 is certified for use on AT&T’s Broadband Connect network.  We completed the acquisition of AirLink on May 25, 2007 and have included revenue from AirLink of $3.6 million since that date.  During the second quarter of 2007, AirLink introduced the PinPoint X and Raven X, a new line of intelligent modems.  Both of these products have been certified and are commercially available for use on the Verizon Wireless EV-DO Rev A network.

With the launch of our new rugged mobile products, and the addition of AirLink’s high value fixed and mobile wireless data solutions for industrial and public safety applications, we expect the rugged mobile and M2M segments of our business to grow and positively impact our financial results.

Results of Operations

The following table sets forth our operating results for the three and six months ended June 30, 2007 and 2006, expressed as a percentage of revenue:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	73.0	65.9	72.9	64.6
Gross margin	27.0	34.1	27.1	35.4

Expenses
Sales and marketing	4.6	6.7	4.7	7.4
Research and development	10.8	16.1	11.1	16.4
Administration	3.2	6.0	3.4	6.0
Amortization	0.8	1.4	0.8	1.5
	19.4	30.2	20.0	31.3
Earnings from operations	7.6	3.9	7.1	4.1

Other income	0.7	2.4	1.0	2.4
Earnings before income taxes	8.3	6.3	8.1	6.5

Income tax expense (recovery)	2.1	(0.5)	1.9	0.2
Net earnings	6.2%	6.8%	6.2%	6.3%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Revenue by product
AirCards	77%	72%	76%	72%
Embedded modules	17	25	19	22
Mobile and M2M	4	1	3	5
Other	2	2	2	1
	100%	100%	100%	100%
Revenue by distribution channel
Wireless carriers	69%	53%	64%	52%
OEM	7	10	8	11
PC OEM	10	16	11	12
Resellers	14	20	17	25
Direct and other	—	1	—	—
	100%	100%	100%	100%
Revenue by geographical region
Americas	76%	71%	69%	70%
Europe, Middle East and Africa (“EMEA”)	11	13	15	15
Asia-Pacific	13	16	16	15
	100%	100%	100%	100%

Results of Operations – Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Revenue

Revenue amounted to a record $107.4 million for the three months ended June 30, 2007, compared to $55.2 million in the same period of 2006, an increase of 94%.  The increase in year over year revenue was a result of the launch of our new mobile broadband USB modems and ExpressCards, an increase in sales of embedded modules and the addition of mobile and M2M product revenue from the AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 76%, 11% and 13%, respectively, of our total revenue in the second quarter of 2007 and 71%, 13% and 16%, respectively, in the same period of 2006.  Our North American business increased by 108% compared to the prior year as a result of sales of our UMTS/HSDPA and CDMA EV-DO Rev A USB modems and EV-DO Rev A ExpressCards, as well as sales of our M2M products from the AirLink acquisition, offset by a decrease in sales of our legacy AirCard products.  In Europe, revenue increased by 70% compared to 2006 as a result of higher sales of our UMTS/HSDPA PC cards and embedded modules.  Our business in the Asia-Pacific region has increased 54% in 2007, compared to 2006, due primarily to an increase in sales of our UMTS/HSDPA AirCards and sales of embedded modules to PC OEM customers.

In the second quarter of 2007, AT&T (formerly Cingular Wireless) and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 63% of our revenue, as compared to the 49% of revenue that these two same customers represented in the same period of 2006.

Recent product launches, combined with a growing market, further channel expansion, the addition of AirLink and an anticipated acceleration in new product launches in 2007 underpin our expectation of revenue growth throughout 2007.

Gross margin

Gross margin amounted to $29.0 million in the second quarter of 2007, or 27.0% of revenue, compared to $18.9 million, or 34.1% of revenue, in the second quarter of 2006.  The decline in gross margin percentage resulted from proportionately higher sales in our overall mix of lower margin AirCards, including our new USB modems, and generally lower margins for our mobile computing products as we transition from a low volume, high margin business model to a high volume, lower margin business model.   This decrease is partially offset by higher margin sales of the newly acquired mobile and M2M products.  Stock-based compensation expense included in gross margin for each of the second quarters of 2007 and 2006 was $0.1 million.

Sales and marketing

Sales and marketing expenses were $4.9 million in the second quarter of 2007, compared to $3.7 million in the same period of 2006, an increase of 32%.  The increase in sales and marketing expenses is due to new product launch costs, increased selling costs and the addition of staff and costs from the AirLink acquisition.  Stock-based compensation included in sales and marketing expenses for each of the second quarters of 2007 and 2006 was $0.2 million and $0.3 million, respectively.  Sales and marketing expenses as a percentage of revenue decreased to 4.6% in the second quarter of 2007, compared to 6.7% in the same period of 2006, due primarily to the increase in revenue for the second quarter of 2007.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $11.6 million in the second quarter of 2007, compared to $8.9 million in the second quarter of 2006, an increase of 30%.  The increase is due to the continued investment in new product development and certification activities, the writedown of a software license, the addition of staff and projects from the AirLink acquisition and an increase in repayments of repayable government research and development funding.  Included in research and development expense in each of the second quarters of 2007 and 2006 is $0.2 million of stock-based compensation expense.

Research and development expenses, excluding government research and development funding repayments, were $10.6 million, or 9.9% of revenue in the second quarter of 2007, compared to $8.4 million, or 15.2% of revenue in the same period of 2006.

We expect research and development expenses to grow during 2007 as we continue to invest in new product development.

Administration

Administration expenses amounted to $3.4 million, or 3.2% of revenue, in the second quarter of 2007, compared to $3.3 million, or 6.0% of revenue, in the second quarter of 2006.  The increase in administration costs is due to additional costs to support our corporate growth, the addition of staff from the AirLink acquisition, and stock-based compensation expense of $0.6 million in the second quarter of 2007, compared to $0.4 million in the same period of 2006.   This increase is offset by a legal cost recovery of $0.6 million recognized in the second quarter of 2007.

Other income

Other income was $0.8 million in the second quarter of 2007, compared to $1.3 million in the same period of 2006.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This decrease is primarily due to a foreign exchange loss of $0.3 million in the second quarter of 2007, compared to a foreign exchange gain of $0.2 million in the same period of 2006.

Income tax expense

Income tax expense was $2.2 million in the second quarter of 2007, compared to a tax recovery of $0.3 million in the same period of 2006.  The increase in income tax expense is due to an increase in taxable income in 2007 and the reduction of available loss carry forwards.

Net earnings

Our net earnings amounted to $6.7 million, or diluted earnings per share of $0.25, in the three months ended June 30, 2007, compared to net earnings of $3.8 million, or diluted earnings per share of $0.15, in the same period of 2006.  Included in net earnings for the second quarter of 2007 is $1.2 million of stock-based compensation, compared to $1.0 million in the same period of 2006.

The weighted average diluted number of shares outstanding increased to 26.7 million in the second quarter of 2007, compared to 26.0 million in the same period of 2006.  The increase is primarily due to the issuance of 1.3 million shares for the acquisition of AirLink Communications, Inc. on May 25, 2007.

Results of Operations – Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Revenue

Revenue amounted to $192.8 million for the six months ended June 30, 2007, compared to $100.4 million in the same period of 2006, an increase of 92%.  The increase in revenue was due primarily to an increase in sales of our UMTS/HSDPA and CDMA EV-DO Rev A AirCards, including our new USB modems and ExpressCards, and an increase in embedded module sales.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 69%, 15% and 16%, respectively, of our total revenue for the first half of 2007 and 70%, 15% and 15%, respectively, in the same period of 2006.  Our North American business has increased by 90% compared to the prior year as a result of an increase in sales of our UMTS/HSDPA and CDMA EV-DO Rev A PC cards and USB modems, offset by a decrease in sales of our legacy AirCard products.  In Europe, revenue increased by 87% compared to 2006 as a result of higher sales of our UMTS/HSDPA PC cards and embedded modules.  Our business in the Asia-Pacific region has increased 105% in 2007, compared to 2006, due primarily to an increase in sales of our UMTS/HSDPA AirCards and sales of embedded modules to PC OEM customers.

In the first half of 2007, AT&T (formerly Cingular Wireless) and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 48% of our revenue, as compared to the 43% of revenue that these two same customers represented in the same period of 2006.

Recent product launches, combined with a growing market, further channel expansion, the addition of AirLink and an anticipated acceleration in new product launches in 2007, underpin our expectation of revenue growth throughout 2007.

Gross margin

Gross margin amounted to $52.3 million in the first half of 2007, or 27.1% of revenue, compared to $35.5 million, or 35.4% of revenue, in the same period of 2006.  The decline in gross margin percentage resulted from proportionately higher sales in our overall mix of lower margin AirCards, including our new USB modems, and generally lower margins for our mobile computing products as we transition from a low volume, high margin business model to a high volume, lower margin business model, and a reduction in sales of higher margin legacy rugged mobile products. This decrease is partially offset by the newly acquired rugged mobile and M2M products that yield higher margins.   Included in gross margin in both the first half of 2007 and 2006 is $0.2 million of stock-based compensation expense.

Sales and marketing

Sales and marketing expenses were $9.0 million in the six months ended June 30, 2007, compared to $7.5 million in the same period of 2006, an increase of 21%.  The increase in sales and marketing costs is due primarily to the costs associated with new product launches and tradeshows, as well as the addition of staff and costs from the AirLink acquisition.  Stock-based compensation expense in the first half of 2007 was $0.3 million, compared to $0.6 million in the same period of 2006.  Sales and marketing expenses as a percentage of revenue decreased to 4.7% in the first half of 2007, compared to 7.4% in the same period of 2006, due primarily to the increase in revenue in the first half of 2007.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development

Research and development expenses amounted to $21.5 million in the six months ended June 30, 2007, compared to $16.4 million in the same period of 2006, an increase of 31%.  The increase is due to the significant investment in new products being developed and launched in both CDMA EV-DO and UMTS/HSDPA/HSUPA technologies, the writedown of a software license, and an increase in repayments of repayable government research and development funding.  Included in research and development expense in both the first half of 2007 and 2006 is $0.4 million of stock-based compensation expense.

Research and development expenses, excluding government research and development funding repayments, were $19.7 million, or 10.2% of revenue in the first half of 2007, compared to $15.5 million, or 15.5% of revenue in the same period of 2006.

We expect research and development expenses to grow during 2007 as we continue to invest in new product development.

Administration

Administration expenses amounted to $6.6 million, or 3.4% of revenue, in the six months ended June 30, 2007, compared to $6.0 million, or 6.0% of revenue, in the same period of 2006.  The increase in administration costs is primarily due an increase in costs to support our corporate growth and the inclusion of $1.2 million of stock-based compensation for the first half of 2007, compared to $0.7 million in the same period of 2006.  This increase is offset by the recovery of legal costs of $0.6 million in the second quarter of 2007.

Other income

Other income was $2.0 million in the first half of 2007, compared to $2.5 million in the same period of 2006.  Other income includes interest income, interest expense and foreign exchange gains and losses.  The decease is primarily due to a foreign exchange loss of $0.2 million in the first half of 2007, compared to a gain of $0.3 million in the same period of 2006.

Income tax expense

Income tax expense was $3.7 million in the first half of 2007, compared to $0.2 million in the same period of 2006.  The increase in income tax expense is due to an increase in taxable income in 2007 and the reduction of available loss carry forwards.

Net earnings

Our net earnings amounted to $11.9 million, or diluted earnings per share of $0.45, in the six months ended June 30, 2007, compared to net earnings of $6.4 million, or diluted earnings per share of $0.25, in the same period of 2006.  Included in net earnings for the first half of 2007 is $2.1 million of stock-based compensation, compared to $1.9 million in the same period of 2006.

The weighted average diluted number of shares outstanding increased to 26.3 million in the first half of 2007, compared to 25.8 million in the same period of 2006.  The increase is primarily due to the issuance of 1.3 million shares for the acquisition of AirLink Communications, Inc. on May 25, 2007.

Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc.  The results of AirLink’s operations have been included in our consolidated financial statements since that date.

The acquisition combines AirLink, a leading provider of fixed, portable and mobile wireless connectivity devices, embedded software and remote device management software, with Sierra Wireless, a leading provider of wide area wireless solutions for mobile computing.  We expect the combined entity to be a leader in mobile computing as well as rugged, intelligent mobile and M2M connectivity solutions.  The acquisition is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions.

The aggregate purchase price was $31.0 million including cash consideration of $12.0 million, 1,309,880 common shares valued at $17.6 million and costs related to the acquisition of $1.4 million.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

Income Tax

Effective January 1, 2007, we adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, entitled “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”).  This interpretation provides specific guidance on how income tax uncertainties should be reflected in the financial statements.  FIN 48 prescribes a recognition threshold and measurement method for the recognition of a tax position taken or expected to be taken in a tax return.  Additionally, FIN 48 provides guidance on the derecognition, measurement (according to the more likely than not criterion), classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions.  See discussion in Critical Accounting Estimates below.

Upon the adoption of FIN 48, only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized.  We have analyzed our tax positions in accordance with FIN 48 and have concluded that there is no impact to our opening deficit.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., was named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California, for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The settlement of this litigation was approved by the court in February 2007 and the appeal period, in respect of such decision, has expired.  The settlement was recorded in the first quarter of 2007 and had no net effect on our income statement.

The Company and certain of its current and former officers were named as defendants in several class action complaints for alleged violations of federal securities laws which were consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York.  The defendants filed a motion to dismiss on April 7, 2006 and on May 15, 2007 the court dismissed the complaints in their entirety.  The appeal period, in respect of such decision, has expired.  This litigation is concluded. During 2005, we determined that it was probable that the legal costs related to these complaints might exceed our policy retention amount of $1.0 million.  Accordingly, we expensed $1.0 million in 2005.  We expect that our legal costs will total $0.4 million, therefore we have recorded $0.6 million as a recovery of administration costs in the second quarter of 2007.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Other than the adoption of FIN 48 related to accounting for uncertainty in income taxes disclosed earlier, during the six months ended June 30, 2007, we did not adopt any new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $22.6 million and goodwill of $29.4 million generated from our acquisition of AirLink in May 2007 and AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

We assessed the realizability of goodwill related to the AirPrime reporting unit during the fourth quarter of 2006 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.  There was no impairment of goodwill in the first half of 2007 or 2006.

•                  Effective January 1, 2007, we have adopted the provisions of FIN 48 to account for and report income tax uncertainties.  Accordingly, we recognize and measure each tax position related to income tax positions subject to FASB Statement No. 109, “Accounting for Income Taxes” (“FAS No. 109”) taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured them according to the more likely than not threshold requirement in FIN 48.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted as a result of changes in our assumptions used to estimate the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  As market conditions change, we will adjust our provision accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we recognize stock-based compensation expense for all stock-based compensation awards based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Under the fair value recognition provisions of FAS 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $16.9 million in the first half of 2007, compared to $2.1 million in the same period of 2006.  The source of cash in operating activities in the first six months of 2007 primarily resulted from net earnings of $11.9 million adjusted for non-cash items of $9.8 million and offset by changes in other operating assets and liabilities of $4.8 million.

Investing Activities

Cash provided by investing activities was $5.8 million in the first half of 2007, compared to $10.0 million in the same period of 2006.  The cash provided by investing activities in the first half of 2007 was due primarily to the proceeds on maturity, net of purchases, of short-term investments of $22.8 million, compared to $15.9 million in the same period of 2006.  The net cash outflow related to the acquisition of AirLink was $11.9 million in the first half of 2006, compared to nil in the same period of 2006.  Expenditures on fixed assets and intangible assets were $4.7 million and $0.4 million, respectively, in the first half of 2007, compared to $5.4 million and $0.5 million, respectively, in the same period of 2006.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $2.1 million in the first half of 2007, compared to $0.8 million in the same period of 2006.  The source of cash in the six months ended June 30, 2007 was due to proceeds on the exercise of stock options of $2.5 million, compared to $1.1 million in the same period of 2006, offset by repayments of long-term debt.

As of June 30, 2007, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $90.1 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next six months based on current business plans.  Our capital expenditures during the third quarter of 2007 are expected to be primarily for research and development equipment, tooling, software licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of June 30, 2007:

Payments due in fiscal	Operating Leases

2007	$2,007
2008	3,133
2009	2,449
2010	2,440
2011	1,371
Thereafter	106
Total	$11,506

As of June 30, 2007, we have tax obligations for uncertain tax positions of $2.4 million.

We have entered into purchase commitments totaling approximately $78.4 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $78.4 million of product from certain contract manufacturers between July 2007 and September 2007.

Sources and Uses of Cash

We have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at June 30, 2007 was nil (2006 — nil).

We have obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. At June 30, 2007, we had $11.3 million outstanding under these letters of credit, which approximates the fair value.

Our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments.   Our customers typically are under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We may have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $90.1 million at June 30, 2007, compared to $87.0 million at December 31, 2006.

•                  Accounts receivable amounted to $69.0 million at June 30, 2007, compared to $57.4 million at December 31, 2006.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At June 30, 2007, there were no borrowings under this facility.

Market Risk Disclosure

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

We have available funds and very little debt, accordingly, we have not been materially adversely affected by significant interest rate fluctuations.

Related Party Transactions

During the three months ended June 30, 2007, there were no material related party transactions.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting during the first half 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the ten most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2006 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

	March 31	June 30
Quarter ended	2007	2007

Revenue	$85,428	$107,379
Cost of goods sold	62,111	78,383
Gross margin	23,317	28,996

Expenses:
Sales and marketing	4,097	4,923
Research and development	9,885	11,606
Administration	3,141	3,448
Amortization	668	889
	17,791	20,866
Earnings from operations	5,526	8,130
Other income	1,249	758
Income before income taxes	6,775	8,888
Income tax expense	1,518	2,218
Net income	$5,257	$6,670

Earnings per share:
Basic	$0.20	$0.25
Diluted	$0.20	$0.25

Weighted average number of shares (in thousands):
Basic	25,720	26,405
Diluted	25,955	26,722

	Quarter Ended				Year
2006	March 31	June 30	Sept. 30	Dec. 31	2006

Revenue	$45,224	$55,223	$52,535	$68,303	$221,285
Cost of goods sold	28,567	36,366	36,651	50,524	152,108
Gross margin	16,657	18,857	15,884	17,779	69,177

Expenses:
Sales and marketing	3,750	3,726	2,820	3,418	13,714
Research and development	7,528	8,905	8,830	8,824	34,087
Administration	2,747	3,301	3,427	3,404	12,879
Amortization	759	748	697	705	2,909
	14,784	16,680	15,774	16,351	63,589
Earnings from operations	1,873	2,177	110	1,428	5,588
Other income	1,175	1,306	1,146	1,627	5,254
Earnings before income taxes	3,048	3,483	1,256	3,055	10,842
Income tax expense (recovery)	461	(287)	188	684	1,046
Net income	$2,587	$3,770	$1,068	$2,371	$9,796

Earnings per share:
Basic	$0.10	$0.15	$0.04	$0.09	$0.38
Diluted	$0.10	$0.15	$0.04	$0.09	$0.38

Weighted average number of shares (in thousands):
Basic	25,492	25,602	25,660	25,681	25,609
Diluted	25,736	25,959	25,874	25,856	25,857

	Quarter Ended				Year
2005	March 31	June 30	Sept. 30	Dec. 31	2005

Revenue	$20,180	$21,930	$27,474	$37,560	$107,144
Cost of goods sold	13,055	27,852	17,883	23,058	81,848
Gross margin	7,125	(5,922)	9,591	14,502	25,296

Expenses:
Sales and marketing	4,289	4,331	2,963	3,968	15,551
Research and development, net	7,261	7,399	7,864	7,841	30,365
Administration	2,935	3,892	2,435	1,556	10,818
Restructuring and other charges	—	4,926	—	329	5,255
Amortization	691	679	728	899	2,997
	15,176	21,227	13,990	14,593	64,986
Loss from operations	(8,051)	(27,149)	(4,399)	(91)	(39,690)
Other income	535	220	659	863	2,277
Earnings (loss) before income taxes	(7,516)	(26,929)	(3,740)	772	(37,413)
Income tax expense (recovery)	78	(222)	(662)	(139)	(945)
Net income (loss)	$(7,594)	$(26,707)	$(3,078)	$911	$(36,468)

Earnings (loss) per share:
Basic	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)
Diluted	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381	25,439	25,385
Diluted	25,358	25,364	25,381	26,111	25,385

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•                  Revenue in the first half of 2007 increased significantly compared to the same period of 2006 as a result of sales of our new USB modems that began commercially shipping during the first half of 2007 as well as our UMTS/HSDPA and CDMA EV-DO Rev A PC cards and embedded module products that began shipping during the last half of 2006.  Net earnings increased in the first half of 2007 due to increased revenue, stable margins and continued cost control relative to revenue.

•                  We completed the acquisition of AirLink on May 25, 2007, the results of which are included in our consolidated financial results from that date forward.  During this period, AirLink contributed $3.6 million to revenue, at a 50% gross margin, and $0.7 million to operating earnings.

•                  Revenue in 2006 increased significantly compared to 2005 as a result of several new AirCard and embedded module product introductions and the expansion of our sales channels.  During 2006, gross margin declined as a result of increased product cost for our newer AirCard products, higher sales of lower margin embedded module products and lower sales of higher margin rugged mobile products.

•                  Revenues were lower during the four quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet customer demand in the first quarter of 2005, and increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•                  Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005.  Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

Selected Annual Information

Years ended December 31,	2004	2005	2006

Revenue	$211,205	$107,144	$221,285
Net earnings (loss)	24,920	(36,468)	9,796
Diluted earnings (loss) per share	0.96	(1.44)	0.38
Total assets	215,594	173,980	211,608
Total current and long-term portions of long term liabilities and obligations under capital lease	3,456	3,128	1,992

Forward-looking Statements

Certain   statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (‘forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed in our Annual Information Form, which may be found, on SEDAR at www.sedar.com and EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond the control of the Company.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products;

•                  The timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  The achievement of milestones related to our professional services contracts;

•                  The amount of inventory held by our channel partners;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Product mix of our sales.  Our products have different gross margins – for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible increased inventory levels;

•                  Concentration in our customer base;

•                  Possible delays or shortages in component supplies; and

•                  Possible product quality or factory yield issues that may increase our cost of goods sold.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Acquisitions of companies or technologies, including our acquisition of AirLink, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On May 25, 2007, we completed our acquisition of AirLink.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•    The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless communications industry is subject to rapid technological change, meaning that the wireless technology standards continually evolve, and there are frequent product introductions and short product life cycles.  The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues as we sell most of our products through network carriers, resellers and OEMs rather than directly to end user customers. Many of these carriers and resellers also sell products of our competitors.  Accordingly, our business and future success depends on our ability to build on existing relationships and establish and develop new relationships with network carriers and resellers.

In the three months ended June 30, 2007, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented 63% of our revenue. In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. In the year ended December 31, 2006, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented 40% of our revenue. If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products or suffers from business failure, our revenues and profitability could decline, perhaps materially.

In addition, our current customers purchase our products under stand-alone purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to restructure or take other actions and our share price may decline.

For the three months ended June 30, 2007, our net earnings were $6.7 million.  For the year ended December 31, 2006, our net earnings were $9.8 million.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year.  Our accumulated deficit at December 31, 2006 was $73.1 million. While we had earnings from operations for each of the two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002. Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products. While we have returned to profitability for seven sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preference and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in the Company taking a more aggressive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties, some such licenses provide us with certain pass through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Revenue	$107,379	$55,223	$192,807	$100,447
Cost of goods sold	78,383	36,366	140,494	64,933
Gross margin	28,996	18,857	52,313	35,514

Expenses
Sales and marketing	4,923	3,726	9,020	7,476
Research and development	11,606	8,905	21,491	16,433
Administration	3,448	3,301	6,589	6,048
Amortization	889	748	1,557	1,507
	20,866	16,680	38,657	31,464
Earnings from operations	8,130	2,177	13,656	4,050

Other income	758	1,306	2,007	2,481
Earnings before income taxes	8,888	3,483	15,663	6,531
Income tax expense (recovery)	2,218	(287)	3,736	174
Net earnings	6,670	3,770	11,927	6,357
Deficit, beginning of period	(67,804)	(80,270)	(73,061)	(82,857)
Deficit, end of period	$(61,134)	$(76,500)	$(61,134)	$(76,500)

Earnings per share for the period:
Basic	$0.25	$0.15	$0.46	$0.25
Diluted	$0.25	$0.15	$0.45	$0.25

Weighted average number of shares (in thousands)
Basic	26,405	25,602	26,065	25,547
Diluted	26,722	25,959	26,340	25,848

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Net earnings	$6,670	$3,770	$11,927	$6,357
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	7	3	17	(28)
Comprehensive income	$6,677	$3,773	$11,944	$6,329

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2007	December31, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$71,227	$46,438
Short-term investments (note 4)	18,826	40,554
Accounts receivable, net of allowance for doubtful accounts of $1,991 (2006 – $1,867)	69,013	57,441
Inventories (note 5)	36,130	18,889
Deferred income taxes	77	118
Prepaid expenses	4,181	6,032
	199,454	169,472

Fixed assets	14,169	13,400
Intangible assets	22,600	9,892
Goodwill	29,449	18,409
Other	—	435
	$265,672	$211,608

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$38,169	$16,608
Accrued liabilities	36,841	39,543
Deferred revenue and credits	995	633
Deferred income taxes	1,146	—
Current portion of long-term liabilities (note 6)	553	847
	77,704	57,631

Long-term liabilities (note 6)	942	1,145

Shareholders’ equity:
Share capital (note 7)	243,894	221,861
Additional paid-in capital	3,457	3,240
Warrants	1,538	1,538
Deficit	(61,134)	(73,061)
Accumulated other comprehensive loss	(729)	(746)
	187,026	152,832
	$265,672	$211,608

Contingencies (note 11)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Cash flows from operating activities:
Net earnings for the period	$6,670	$3,770	$11,927	$6,357
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	4,116	2,369	6,925	4,493
Stock-based compensation (note 8)	1,219	994	2,104	1,875
Loss (gain) on disposal	(20)	25	(20)	31
Utilization of pre-acquisition tax losses	602	—	802	—
Deferred income taxes	41	—	41	—
Changes in operating assets and liabilities
Accounts receivable	(16,220)	(8,356)	(8,715)	(7,363)
Inventories	(4,492)	(8,423)	(13,548)	(16,352)
Prepaid expenses and other assets	1,075	1,168	2,349	1,766
Accounts payable	7,193	10,371	18,353	14,066
Accrued liabilities	6,783	684	(3,495)	(3,125)
Deferred revenue and credits	(9)	374	217	382
Net cash provided by operating activities	6,958	2,976	16,940	2,130

Cash flows from investing activities:
Business acquisition, net of cash acquired of $1,510 (note 3)	(11,512)	—	(11,893)	—
Proceeds on disposal	21	1	21	5
Purchase of fixed assets	(1,893)	(4,170)	(4,719)	(5,385)
Increase in intangible assets	(205)	(334)	(382)	(513)
Purchase of short-term investments	(9,602)	(16,984)	(64,104)	(24,205)
Proceeds on maturity of short-term investments	49,664	22,996	86,874	40,091
Net cash provided by investing activities	26,473	1,509	5,797	9,993

Cash flows from financing activities:
Issue of common shares, net of share issue costs	2,420	995	2,549	1,149
Increase (decrease) in long-term liabilities	12	(66)	(497)	(372)
Net cash provided by financing activities	2,432	929	2,052	777

Net increase in cash and cash equivalents	35,863	5,414	24,789	12,900
Cash and cash equivalents, beginning of period	35,364	72,097	46,438	64,611
Cash and cash equivalents, end of period	$71,227	$77,511	$71,227	$77,511

See supplementary cash flow information (note 12).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2007 and 2006

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“US GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2006 Annual Report.

2.              Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as described in note 2(d).

(a)         Principles of consolidation

Our interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless AirLink Solutions, Inc., Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL (dissolved June 12, 2006) and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)         Use of estimates

In preparing the financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)        Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

(d)       Recent accounting pronouncements

Effective January 1, 2007, we adopted FASB Interpretation No. 48 entitled “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement method for the recognition of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance related to uncertain tax positions on the derecognition, measurement (according to the more likely than not criterion), classification, interest and penalties, accounting in interim periods and disclosure. We have evaluated all tax positions in accordance with FIN 48, and have concluded that there is no impact to our opening deficit.  Refer to Note 10 for additional disclosure.

In February 2007, FASB issued SFAS No. 159 entitled “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“FAS No. 159”).  FAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements.  Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  FAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The impact, if any, that FAS No. 159 will have on our consolidated financial statements is not yet determinable.

3.              Acquisition of AirLink Communications, Inc.

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc. The results of AirLink have been included in our consolidated financial statements since the date of acquisition.

The aggregate purchase price was $31,000, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,403.  The value of the common shares issued was determined based on the average market price of our common shares over the two-day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  As we are in the process of obtaining third party valuations of certain intangible assets, the purchase price allocation is preliminary and therefore is subject to change.  We expect to have a final allocation by the end of the third quarter.

Current assets	$9,148
Property and equipment	302
Intangible assets	15,000
Goodwill	11,842
Total assets acquired	$36,292

Current liabilities	4,146
Deferred income tax	1,146

Net assets acquired	$31,000

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	5	$2,850
Customer relationships	5	12,150
Total purchased intangible assets		$15,000

The following pro forma information presents the operating results of the Company by giving effect to the purchase price allocations set out above, as if the acquisition had been completed as of January 1, 2006.   The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January, 2006 or that may be obtained in the future.  If the acquisition of AirLink had occurred as of January 1, 2006, the pro forma operating results would have been as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Revenue	$112,396	$59,961	$204,237	$109,752
Net earnings	5,923	3,440	10,928	5,663
Diluted earnings per share	$0.22	$0.13	$0.40	$0.21

4.              Investments

Investments, all of which are classified as available-for-sale, are comprised as follows:

	Short-term
	June 30,	Dec. 31,
	2007	2006
Government treasury bills and securities	$14,805	$19,995
Government bonds	1,482	2,522
Commercial paper	2,539	18,037
	$18,826	$40,554

5.              Inventories

	June 30,	Dec. 31,
	2007	2006
Electronic components	$11,671	$7,511
Finished goods	24,459	11,378
	$36,130	$18,889

6.              Restructuring and Other Charges

In June 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets.  During 2005, we incurred restructuring and other charges of $18,485 associated with the writedown of inventory, fixed and intangible assets impairments, workforce reductions, royalty commitment provisions, charges related to excess facilities and other assets, and an increase to our deferred tax asset valuation allowance.

For the three months ended June 30, 2007, we increased the facilities restructuring provision by $232, to reflect a change in estimate of the future operating expenses and the foreign exchange loss on the Canadian dollar denominated liability.

The following table summarizes the changes in the provision for restructuring and other changes for the three and six months ended June 30, 2007 and the balance of the provision as at June 30, 2007.

	Total	Inventory Provision	Facilities Restructuring
Balance at December 31, 2006	$2,252	$266	$1,986
Cash payments	(174)	—	(174)
Decrease in facilities accrual	(332)	—	(332)
Balance at March 31, 2007	1,746	266	1,480
Cash payments	(218)	—	(218)
Increase in facilities accrual	232	—	232
Balance at June 30, 2007	$1,760	$266	$1,494

The current and long-term portions of long-term liabilities includes the facilities restructuring of $552 (December 31, 2006 – $841) and $942 (December 31, 2006 –  $1,145), respectively.

7.              Share Capital

Common shares

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount
Balance at December 31, 2006	25,708,331	$221,861
Stock option exercises	26,052	227
Balance at March 31, 2007	25,734,383	$222,088
Issued for acquisition (note 3)	1,309,880	17,597
Stock option exercises	293,955	4,209
Balance at June 30, 2007	27,338,218	$243,894

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that after April 2005 no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the Plan without the Company first obtaining shareholder approval. Based on the number of shares outstanding as at June 30, 2007, stock options exercisable into 616,123 common shares are available for future allocation under the Plan. Since the amendment to the Plan, 864,859 common shares have been added to the number of common shares currently available for issue under the Plan, which are to be applied against the limit of 1,600,000 common shares.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year or a ten-year term. Since February 1999, options have been granted with a five-year term.

Stock option activity since December 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (‘000s)
		Cdn.$	U.S.$	In Years	Cdn.$	U.S.$
Outstanding, December 31, 2006	1,971,772	$16.64	$14.22	2.8	$6,530	$5,581
Exercised	(26,052)	5.94	5.07		291	248
Forfeited or expired	(84,454)	25.84	22.02
Outstanding, March 31, 2007	1,861,266	16.29	14.17	2.7	8,480	7,374
Granted	565,650	20.60	18.56		6,124	5,777
Exercised	(293,955)	9.03	8.13		3,740	3,369
Forfeited or expired	(15,262)	20.19	18.19
Outstanding, June 30, 2007	2,117,699	17.86	16.85	3.2	19,929	18,801

Exercisable, December 31, 2006	1,023,246	18.06	15.43		3,884	3,320
Exercisable, March 31, 2007	1,108,956	17.17	14.93		5,211	4,531
Exercisable, June 30, 2007	905,637	19.01	17.94		8,210	7,745

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options exercised during the three and six months ended June 30, 2006 was $1,864 and $2,055, respectively.

Restricted stock plans

During the second quarter of 2007, we established non-vested restricted stock plans for U.S. and Canadian and non-U.S. employees (together, the “RSPs”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price and no monetary payment is required from the employees to the Company upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the RSPs, independent trustees will purchase the common shares over the facilities of the TSX and Nasdaq.  As at June 30, 2007, the purchase of 110,500 shares related to the RSUs granted during the second quarter was outstanding.  The Company is the primary beneficiary of the trusts, and accordingly, the trusts are variable interest entities and are included in our consolidated financial results in accordance with FASB Interpretation No. 46 entitled “Consolidation of Variable Interest Entities” (“FIN 46”).

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  Vested RSUs will be settled annually upon vesting by delivery of a common share of Sierra Wireless, Inc. for each vested unit.  During the quarter, 110,500 RSUs were granted at fair market value on the date of grant at Cdn.$20.78 or $18.81 per unit.  At June 30, 2007 the RSUs had an intrinsic value of $632.  The weighted average remaining contractual life of the RSUs is 2.86 years.

8.              Stock-based Compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the Consolidated Statements of Operations for the non-vested share awards related to the stock option and restricted stock plans as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Cost of goods sold	$117	$101	$202	$189
Sales and marketing	212	325	327	600
Research and development	241	200	413	371
Administration	649	368	1,162	715
	$1,219	$994	$2,104	$1,875

As of June 30, 2007, the unrecognized compensation costs related to non-vested stock options and RSUs were $10,430 and $1,861, respectively, which are expected to be recognized over weighted average periods of 1.6 and 2.86 years, respectively.

RSUs are valued at the grant date market price of the underlying securities and the compensation expense is recognized on a straight-line basis over the three-year vesting period based on the estimated number of awards expected to vest.  Accordingly, the fair value of RSUs granted during the three and six months ended June 30, 2007 was Cdn.$20.78 or $18.81 per unit, and $97 has been recognized in our consolidated financial results for the three and six months ended June 30, 2007 (2006 – nil).

We calculate the fair value of stock options granted under the provisions of FAS No. 123R using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three and six months ended June 30, 2007 was $9.81 and $9.81, respectively (2006 - $10.39 and $8.03).  The following assumptions were used in these calculations:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Expected dividend yield	—	—	—	—
Expected stock price volatility	65%	79%	65%	80%
Risk-free interest rate	4.19%	4.36%	4.19%	4.22%
Expected life of options	4 years	4 years	4 years	4 years

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

Under FAS No.123R, stock-based compensation is recognized based on awards expected to vest and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ.

9.              Financial Instruments

We have obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  At June 30, 2007, we had $11,302 (December 31, 2006 - $3,237) outstanding under the letters of credit, which approximates their fair value.

10.       Income Taxes

In accordance with FIN 48, we have evaluated all uncertain tax positions and have determined that the unrecognized tax benefits at the beginning of 2007 were $2,235.  This was increased in the three and six months ended June 30, 2007 by $100 and $125, respectively, resulting in unrecognized tax benefits of $2,360 as at June 30, 2007.  Of this total, $1,422 (January 1, 2007 – $623) represents the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate.

We recognize potential interest and penalties related to income tax matters in income tax expense.  During the three and six months ended June 30, 2007, we recorded nil and $25 for interest and penalties.  We had accrued $188 for potential interest and penalties as at January 1, 2007.

Tax years ranging from 2001 to 2006 remain subject to examination in Canada, United States, United Kingdom and Hong Kong.

11.       Contingencies

(a)  Contingent liability on sale of products

(i)             Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)          We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)       Under certain research and development funding agreements, we are contingently liable to repay up to $3,167. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)      Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the three and six months ended June 30, 2007 and 2006, we claimed nil. During the three and six months ended June 30, 2007, we accrued the repayment of $1,007 and $1,804 (2006 – $495 and $890) in research and development expense. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants are exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. As of June 30, 2007, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  As no further TPC funding is anticipated given the termination of the Voq professional phone initiative in the second quarter of 2005, there were no claims during the first half of 2007 or 2006.  During the three and six months ended June 30, 2007, we have recorded the repayment of $9 and $15 (2006 – $4 and $7) in research and development expense.  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No cash repayments were made in the three and six months ended June 30, 2007 (2006 – nil).

(v)         We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2006	$2,605
Provisions	1,218
Expenditures	(721)
Balance, March 31, 2007	3,102
Provisions	1,346
Acquired provision (note 3)	142
Expenditures	(939)
Balance, June 30, 2007	$3,651

(b) Other commitments

We have entered into purchase commitments totaling approximately $78,382 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between July 2007 and September 2007.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)     Legal proceedings

(i)             Sierra Wireless America, Inc., as successor to AirPrime, Inc., was named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California, for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The settlement of this litigation was approved by the court in February 2007 and the appeal period, in respect of such decision, has expired.  The settlement was recorded in the first quarter of 2007 and had no net effect on our income statement.

(ii)          The Company and certain of its current and former officers were named as defendants in several class action complaints for alleged violations of federal securities laws which were consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York.  The defendants filed a motion to dismiss on April 7, 2006 and on May 15, 2007 the court dismissed the complaints in their entirety.  The appeal period, in respect of such decision, has expired.  This litigation is concluded.  During 2005, we determined that it was probable that the legal costs related to these complaints might exceed our policy retention amount of $1,000.  Accordingly, we expensed $1,000 in 2005.  We expect that our legal costs will total $450, and therefore we have recorded $550 as a recovery of administration costs in the second quarter of 2007.

(iii)       We are engaged in certain other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

12.       Supplementary Information

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Cash received for
Interest	$1,309	$1,546	$2,410	$2,497
Cash paid for
Interest	—	7	—	7
Income taxes	64	51	316	90
Issuance of common shares on acquisition (note 3)	17,597	—	17,597	—

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Customer A	$24,024	$18,516	$44,459	$31,380
Customer B	43,987	8,505	48,895	12,287